1 Q1 2023 Q3 2023 Q4 2023 Q2 2023 Q4 Letter to Shareholders PAGAYA TECHNOLOGIES LTD. DATE ISSUED February 21, 2024

2 Q4 Financial Highlights We delivered record fourth quarter results, ending the year with network volume, total revenue and adjusted EBITDA far exceeding our outlook from the start of the year. We grew our network with transformational new lending partnerships and enhanced network monetization, reflecting the value our product can provide. We expect to build on this momentum in 2024 to expand our product ecosystem and reach a new level of scale and profitability.” Gal Krubiner Co-founder and CEO $2.4B Record network volume of $2.4 billion (exceeding our outlook of ~$2.1 - $2.3 billion), grew by 33% year-over-year, driven primarily by the ramp-up of new partnerships in our auto and real estate verticals. $218M Record total revenue and other income of $218 million (in-line with our outlook of ~$206 - $231 million), grew by 13% year-over year, driven primarily by an 18% growth in revenue from fees, as we continue to monetize our lending product. $76M Record revenue from fees less production costs (“FRLPC”) of $76 million increased 42% year-over-year. FRLPC as a percentage of network volume (“FRLPC margin”) expanded 20 basis points year-over-year to 3.2%, driven by improved economics with our more mature personal loan lending partners. $34M Record Adjusted EBITDA of $34 million (exceeding outlook of ~$17 million - $27 million), now reaching more than $135 million on an annualized run-rate, based on the fourth quarter. Adjusted EBITDA increased by $43 million compared to the fourth quarter of 2022, benefiting from FRLPC growth and operating leverage as the business scales. The Company generated positive quarterly GAAP operating income for the second consecutive quarter of $11 million. $12M Adjusted net income of $12 million, which improved by $16 million year-over-year, represents the third consecutive quarter of positive adjusted net income. “ All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

3 Creating value for U.S. Bank customers with our personal loan product Recent integration of U.S. Bank continues to progress, with thousands of U.S. Bank clients approved for personal loans using Pagaya’s technology to date. The average activation rate for banks when using Pagaya’s product (rate at which customers accept a loan offer generated by Pagaya’s technology) is double the average for our personal loan product, demonstrating the brand loyalty of a large bank’s customer base. Progressing integration of Westlake and Top 5 auto captive Completed Phase 1 of Westlake integration in December, expanding to ~4,000 of Westlake’s network of 50,000 franchise and independent dealerships, with full go-live expected by the beginning of 2025. We are beginning to see application flow across our Top 5 auto captive’s network of 2,500 dealerships, concentrated initially on used car sales while we continue to co-develop a model to underwrite new car sales.1 Generating strong unit economics, with our personal loan business generating an FRLPC margin of 5.5% With our most mature personal loan partners earning a 6% or higher FRLPC margin. We have arrangements in place to elevate most of our remaining personal loan channels to similar levels. There remains significant upside to further monetize existing and new lender relationships across our market verticals, reflecting our ability to help lenders better capture the lifetime value of their customer relationships. Strengthening our capital and liquidity position to fuel future growth In February 2024, we closed a $290 million credit facility led by BlackRock, UBS O’Connor, JPMorgan Chase, Valley Bank, Bank Leumi and Israel Discount Bank Ltd., representing a strong vote of confidence in Pagaya’s future from some of the world’s leading asset managers and financial institutions. Scaling Darwin to become a top 10 single-family rental (“SFR”) platform We added ~7,600 new homes to our Darwin platform in 2023, with another ~4,600 homes expected to be added in the first half of 2024, for an expected total of over 13,000 homes under management. Q4 Business Highlights 1. Sources: Pagaya internal data, Westlake corporate website: https://www.westlakefinancial.com/dealer/ Enhancing stock marketability to U.S. institutional investment community In an effort to increase institutional ownership of our stock and align reporting standards to U.S. domestic issuers, we relocated our corporate headquarters to New York City and announced that we expect to start filing U.S. domestic issuer forms with the SEC beginning with our 1Q24 results announcement.

4 Gal Krubiner Co-founder and CEO Dear fellow shareholder, I want to start by sharing how proud I am of what our team has accomplished on our journey thus far and the exciting future we have ahead of us. 2023 was a strong year for Pagaya. We prudently grew our network while managing through a volatile capital markets environment to deliver consistent performance for lenders and investors. Our resilient business model and differentiated product offering enabled us to meaningfully expand our network of lending partners and investors and improve unit economics to reach a new phase of sustainable, profitable growth. We announced transformational partnerships with industry giants including U.S. Bank, Westlake, Exeter, and a top 4 auto captive. We added 31 new institutional investors in 2023 and another 11 in January 2024, including top tier asset management firms and insurance companies. As a result of our strong execution in 2023, we far exceeded the targets we set at the start of the year, ending the year with network volumes of $8.3 billion, total revenue of $812 million, and adjusted EBITDA of $82 million. Based on fourth quarter results, our annual adjusted EBITDA run-rate is more than $135 million. We reported our second consecutive quarter of positive GAAP operating income and positive operating cash flow, and our third consecutive quarter of positive adjusted net income. Achieving scale and profitability of this magnitude at this speed reflects our commitment to our mission to deliver more financial opportunity to more people, more often. As I reflect on what we’ve done and where we’re going, 2023 was a Year of Resilience and we believe 2024 will be a Year of Momentum. >$135M annualized Adjusted EBITDA based on 4Q23 Run-rating 29 lending partners, including the addition of 4 large-scale lenders in 2023 Strong Profitable Growth Expansive Lending Network Diverse and growing investor base 109 investment firms in our funding network, including 42 new investors added since January 2023 Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

5 We couldn’t be happier with our partnership with Pagaya and our recent expansion with them speaks to their positive impact. Their AI-powered network empowers Westlake to help more car buyers get their loans faster. Given that their tech is plugged directly into our systems, the entire transaction is seamless and easy.” “ Ian Anderson, Group President With Pagaya, U.S. Bank can offer a wider range of clients the financial products they need, expanding access to credit and delivering more financial opportunity to more people. We know that we have many clients who don’t fall within our traditional credit parameters,” said Mike Shepard, head of consumer lending partnerships at U.S. Bank. “By expanding access to responsible credit solutions, we are giving clients access to funds when they need it the most, through their existing and trusted banking relationship with us.” “ Mike Shepard U.S. Bank With the progress we have achieved over the past 12 months - adding enterprise-level partnerships, achieving better economics with our top lending partners, and partnering with the world’s leading asset managers and banks on our capital strategy – we believe our business has significant momentum moving into 2024 and beyond. Our aspiration is to become the trusted lending technology partner for the consumer finance ecosystem, with an expansive product suite that meets the complex needs of the country’s leading financial institutions. In support of this aspiration, we will continue to drive disciplined execution of our product and partner-centric strategy, led by our President Sanjiv Das. Our strategy will focus on further developing our product roadmap, deepening existing lender relationships with expansion into new products, verticals or consumer segments, adding new top-tier lenders and investors, and accelerating the profit potential of our network. We are exploring ways to create value for our partners and their customers with innovative new products (such as pre- qualification programs) and data-driven model improvements. Capitalizing on our recent success adding large banks and auto captives to the network, we expect to advance our deep funnel pipeline opportunities, which today includes industry-leading lenders across the personal loan, auto and point-of-sale markets. Finally, we will continue to enhance margins with our newer lending partners and verticals and explore ways to fuel growth with more capital-efficient funding structures. As we expand our network and product suite, we are reaching a point of sustainable profitability, setting us on a path to deliver expected adjusted EBITDA in the range of $150 million to $190 million in 2024, and positive net cash flow by early 2025. These are important stepping-stones as we pave the path to achieve positive GAAP net income. All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

6 2023: Developing and Advancing an Enterprise-Grade Lending Product Since our inception, we have been focused on developing and expanding our flagship lending product - our second-stage reevaluation program. This product, which enables lenders to improve customer acquisition and monetization, is seamlessly integrated via API to lenders’ loan origination systems and is backed by an AI-powered network and a unique pre-funded capital model. By integrating our product, connected lenders can increase originations by up to ~25%.2 Our product uniquely decouples asset risk from customer relationship economics. Lenders can increase customer lifetime value, lower marginal customer acquisition costs and offload the associated balance sheet exposure through Pagaya’s funding network. Our top lenders have seen an increase in activation rates (rate at which customers accept a loan offer generated by Pagaya’s technology) of 5x or more over the past 3 years.2 Building off our early success in the Personal Loan market, we made significant investments in technology and infrastructure over the last few years to expand our product to new markets, such as auto and point-of-sale. In 2023, we achieved a step- change in our network on two fronts – expanding from fintech lenders to large-scale enterprises and driving improved unit economics as we strengthened our value proposition. On both counts, we’ve significantly outperformed. We integrated our product with U.S. Bank and 3 leading auto lenders and signed game-changing partnerships in our SFR business. We also continued to deepen existing relationships with an expanded product offering. Our ability to enhance network monetization by creating value for our lending partners is becoming evident: FRLPC growth of 42% in the fourth quarter outpaced network volume growth of 33% in the same period. We are now integrated with 29 different lenders, connecting us to approximately 20,000 merchants, 2,000 branches, 25,000 unique auto dealerships, and 20 million U.S. consumers.2 This cross- lender, cross-asset data set gives us a tremendous underwriting advantage over traditional systems, enabling us to generate more than $20 billion in new credit for consumers since inception. Our most recently integrated partnerships are progressing well. We are beginning to see application flow from U.S. Bank’s existing 42% FRLPC growth of The strength of our value proposition is becoming more evident outpaced network volume growth of 33% in 4Q23 2. Source: Pagaya internal data All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

7 Our custom product for large banks is delivering 2x the average activation rate for our personal loan product Completed Phase 1 of our Westlake expansion to 4K dealerships in 6 states, with expansion to all ~50K dealerships expected by early 2025 ~20K merchants ~2K branches ~25K dealerships customer base across its nationwide network, with an expected ramp-up in the second half of 2024. Our product is delivering a 2x activation rate for large banks in our personal loan vertical compared to the average for all personal loan lenders, reflecting the monetization potential of a large bank’s brand and stickiness of its customer base.3 On the auto side, we completed the first phase of expansion with Westlake in December, penetrating 4K dealerships in 6 states, with phases 2 and 3 expected to be complete by the beginning of 2025, at which point our product will be present in all 50,000 dealerships. Our partnerships with a top 5 auto captive and Exeter remain in early days of integration, and we expect to be live across all dealerships by the end of 2024. In SFR, we are on track to manage 13,000 homes under Darwin by the first half of 2024, our tech-enabled property management platform, creating a top 10 single-family rental operator within less than 12 months from acquisition. Strengthening our funding capabilities Our unique pre-funded business model, where we raise capital before assets are originated, gives us agility to grow profitably through cycles. At the same time, it gives us flexibility to lean in and utilize our balance sheet efficiently to meet network demand and position us for sustainable, profitable growth. In 2023, we delivered $6.6 billion of ABS transactions across our PAID (personal loan), RPM (auto) and PATH (real estate) shelves. We solidified our leadership as the #1 personal loan ABS issuer in the country, with our personal loan issuance approximately 2 times that of the next largest issuer.3 We grew our investor bench by 31 new firms in 2023, including an additional 11 firms added in January 2024, for a total of 109 unique investment firms currently participating in our funding network. New investors added in 2023 contributed over 25% of all funding raised in the year. Our investor base continues to diversify, with our top 5 ABS investors contributing approximately 50% of all ABS funding raised in 2023, compared to 70% of all ABS funding Access to ~20 million US consumers and growing 3. Sources: Pagaya internal data, Finsight

8 1 2 5 5 6 6 7 22 36 42 47 47 50 52 67 67 77 81 89 109 1Q’19 2Q’19 3Q’19 4Q’19 1Q’20 2Q’20 3Q’20 4Q’20 1Q’21 2Q’21 3Q’21 4Q’21 1Q’22 2Q’22 3Q’22 4Q’22 1Q’23 2Q’23 3Q’23 Jan’24 Our Investor Network Continues to Expand4 New investment firms added in 2023 contributed to4 ~25% of the funding raised in 2023 Our investor network continues to diversify, with our top 5 ABS investors contributing4 ~50% of ABS funding in 2023, compared to 70% of ABS funding in 2022 4. Source: Pagaya internal data raised in 2022.4 The world’s leading investment firms continue to place their capital with Pagaya, evidenced by our recently announced $290 million credit facility with leading financial institutions such as BlackRock, UBS O’Connor and JPMorgan Chase. Last quarter we talked about the opportunity for growing allocation to U.S. consumer credit from private credit markets – we’re beginning to see this take life, translating into strong demand for our financial products. As capital markets evolve, we will continue to remain nimble with our funding strategy. We are confident that the strides we took in 2023 to strengthen our funding network will bear fruit as we execute throughout the coming year.

9 2024: Accelerating Momentum as We Advance our Product Ecosystem As we move into the next stage of our evolution, we will be laser-focused on how we can best meet the needs of our partners with a growing product offering, while enhancing monetization and optimizing capital allocation. Our strategy, therefore, will be driven by separate and unique objectives for the two different parts of our business: our fee-generating business and our capital efficiency business. The fee-generating side of our business, with fees earned from both our lending and investor partnerships, today makes up over 95% of our total revenue. Our fee-generating potential comes from the value we create for lenders via the integration of our product and the creation of assets for institutional investors. We expect this side of the business to be the key contributor to the future earnings potential of our business, with the ability to generate stable, predictable fee revenues through market cycles. The capital efficiency side of our business, which is focused on effectively balancing volume growth, profitability and capital allocation, will own the asset portfolio and our capital & risk management strategy. This side of our business will remain focused on managing the broader business through credit cycles by providing the fuel that the fee-generating business needs to execute. Our 2024 Growth Plan With a network that is connected to some of the country’s largest lenders and 100+ investment firms– we expect 2024 to be a Year of Momentum, with a focus on the following strategic initiatives: • Expand our product to new, enterprise-level lenders. The investments we made over the past few years to create an enterprise-grade lending product began to bear fruit in 2022, with the additions of two large banks, a global buy-now-pay- later provider and three of the country’s leading auto lenders. Capitalizing on this momentum, we expect to advance our deep funnel pipeline to meet our target of 2-4 large partner additions in 2024. We currently have approximately 15 opportunities that are in the later stages of our pipeline (expected onboarding timeframe of 12-24 months), with a focus on large national banks and auto captives. The addition of each enterprise lender means 15 late-stage opportunities currently in our pipeline, as we continue to target 2-4 new large lending partner additions per year5 5. Source: Pagaya internal data All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

10 connecting to millions of new customers, the opportunity to expand across multiple products, and tens of • Deepen existing partnerships & enhance network monetization. Higher customer conversion from our flagship product has unlocked opportunities to help our lending partners further monetize their customer relationships, enhance customer lifetime value and remain their customers’ lender of choice. This creates new monetization opportunities for Pagaya. As we continue to demonstrate our value-add, we will work closely with newer partners to elevate existing economic arrangements to the levels we have with our more mature partners. Approximately ~40% of our lending partnerships are generating FRLPC from both our lending and investor products, while the remaining ~60% are only generating FRLPC from our investor product, representing significant upside for future margin improvement.6 • Build out the roadmap to expand our product ecosystem. Our recent integrations with large U.S. lenders are deepening our understanding of how these institutions can leverage technology to elevate their customer relationships. These learnings are bringing to light new ways Pagaya can help solve their problems and become their trusted partner on their digitization journey. We are actively developing new products, such as pre-screen online programs, that allow our partners to reward their existing pre-approved customers with additional credit opportunities. This product will allow our partners to monetize existing relationships with little incremental marketing cost. We are also working with several of our auto lenders to co-develop a new car loan underwriting product, expanding beyond our flagship used car loan underwriting product. These discussions reflect the expansive value proposition we can offer, enabling Pagaya to improve partner economics and diversify our revenue streams. We expect the bulk of these initiatives to become accretive to growth beginning in 2025. • Drive capital efficiency and profitable growth. At the same time, we will execute a financial strategy that will focus on network monetization, disciplined cost management and an efficient funding and capital allocation plan to optimize net cash flows as we fund new network volume. As the two parts of our business work in tandem, we believe our business will be in a position to generate positive total net cash flow by early 2025, assuming no meaningful changes in the macroeconomic environment. Reaching net cash flow positive represents an important milestone in our company’s evolution, giving us sustainable fuel to reinvest in our growth and create new value for our lenders, investors, and shareholders. In summary, Pagaya is in the strongest position it has ever been to revolutionize the consumer finance ecosystem at scale. When we founded Pagaya, we built a product to solve a major gap in the financial services industry, by helping more U.S. consumers get access to credit. The connectivity we built with our second stage reevaluation product enabled us to achieve scale rapidly across the U.S. and create a steady growth engine for the company, already putting us on a path to sustainable profitability. Even in significant market volatility, we expanded our network with the addition of transformational, large-scale lending partnerships and delivered record financial performance. We will capitalize on this momentum as we execute in 2024 and enter the next phase of our journey to become a more Product and Partner-centric company. 6. Source: Pagaya internal data Please see pages 21 – 25 for reconciliations for non-GAAP financial measures. millions of dollars to our bottom line once fully ramped.

11 Evangelos Perros Chief Financial Officer Our financial strategy for the next stage of growth Pagaya’s success navigating one of the most challenging financial markets in decades reflects the core resilience and fee-generating potential of our business and the benefits of our differentiated balance sheet-light funding model. 2023 marked a major milestone on our path to achieve sustainable, profitable growth. We executed with discipline, prioritizing our most profitable lender channels, onboarding large banks and selectively expanding our product offering. This enabled us to improve unit economics and accelerate the economies of scale inherent in our business model, resulting in material improvements in FRLPC and adjusted EBITDA. We also solidified our leadership in consumer ABS markets by optimizing our deal structures to find the right balance between yield and risk exposure in the context of prevailing market conditions. As a result of our successful execution, we far exceeded our financial targets from the start of the year and ended the year with record network volumes of $8.3 billion, total revenue of $812 million, and Adjusted EBITDA of $82 million. We ended the year with positive quarterly cash flow from operating activities and positive quarterly adjusted net income. We expect to leverage this momentum as we drive toward achieving positive total net cash flow, which we expect to achieve by early 2025, and as we pave the path to GAAP net income profitability. In 2024, we will continue to focus on monetizing our lending product, driving operating efficiencies and optimizing our capital and funding structures to minimize risk and maximize financial flexibility. Finally, we are taking action to improve the marketability of our stock to the U.S. institutional investment community. We moved our corporate headquarters to the U.S. and are electing to voluntarily file on U.S. domestic issuer forms beginning with our first quarter 2024 results, making our reporting standards more comparable to other U.S. public filers. We believe these steps will enhance transparency and disclosure of our business and performance, increase the likelihood of inclusion in major U.S. equity indices, and attract investment from large institutional investors. We are confident that these initiatives, combined with continued strong operating performance, will drive shareholder value creation. 2nd consecutive quarter of positive cash flow from operating activities $12M 3rd consecutive quarter of positive adjusted net income $19M All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

12 We delivered record results in the fourth quarter and full year as we continued to strengthen the fee-generating power of the network and reduce expenses to drive operating leverage. Scaling our fee-generating business to drive sustainable profitability NETWORK VOLUME We achieved record network volume in the fourth quarter, growing approximately 33% year-over-year to $2.4 billion, driven primarily by the ramp-up of new partnerships in PoS and single-family rental. Total application flow amounted to $183 billion in the fourth quarter, up 7% year-over-year. Our average conversion rate was 0.8% in the quarter as we continue to optimize for investor returns in this market environment. On a full year basis, network volume increased by 14% year-over-year to $8.3 billion. Personal loan volumes, which made up over 60% of volumes in 2023, grew by 2% compared to 2022, as we continue to optimize volume to our most profitable channels in this environment. Auto volumes grew by 24%, driven largely by the ramp-up of our 2022 and 2023 auto partner cohorts. Our point-of-sale and SFR verticals both grew by triple digits in FY23, driven by our Klarna partnership and the onboarding of new homes to our Darwin platform. Fourth Quarter and Full Year 2023 Results Network Volume 4Q234Q22 $1.8B $2.4B +33% Network volume reached an all-time high in 4Q23 All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

13 TOTAL REVENUE AND OTHER INCOME Total revenue grew by 13% to a record $218 million in the fourth quarter compared to the same quarter last year, driven by an 18% increase in fee revenue to $210 million, reflecting improving monetization on our lending product. In FY23, total revenue increased 8% to $812 million, driven by a 13% increase in revenue from fees. Interest and investment income declined in both the fourth quarter and full year, driven by lower interest income earned from our Investments in Loans & Securities, primarily due to a shift in the composition to more recent securitizations, where the structure and timing of cash flows impacts the timing of interest income accruals. FEE REVENUE LESS PRODUCTION COSTS (“FRLPC”) Fee revenue less production costs grew by 42% to a record $76 million in 4Q23, outpacing network volume growth of 33% year-over-year. Revenue from fees as a percentage of network volume, our take rate, was 8.8% in the fourth quarter. Excluding SFR, our take rate grew by 76 basis points quarter-over-quarter and 309 basis points year-over-year, demonstrating our success in monetizing our flagship credit product. Production costs as a percentage of network volume were 5.6% in the fourth quarter, a decline of 133 basis points versus the prior year. Our take rate and production costs as a % of network volume were impacted by the higher network volume contribution of our SFR business. Our lending product fees continued to grow rapidly this quarter, making up 63% of total FRLPC, compared to 32% in 4Q22, offsetting lower investor fees. Our ability to drive FRLPC higher over the last two years, despite continued capital markets volatility and higher investor cost of capital, is a testament to the sustainable fee-generating ability of our business through market cycles. Our FRLPC margin expanded by 20 basis points year-over-year to 3.2% in the quarter, within our target range of 3-4%. Our personal loan business generated an FRLPC margin of 5.5%, growing from 3.4% in the same quarter last year and 5.4% in 3Q23. Auto is currently below the blended average, given the addition of several large new auto partners in the past 2 years, with an FRLPC margin of approximately Record total revenue driven by growth in fee revenue 4Q234Q22 $193M $218M 97% 92% +13% Total Revenue & Other Income Fee Revenue Monetization potential of our network is clear Personal loan vertical generated FRLPC margin of 5.5% in 4Q23 All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

14 3.0%, up from 2.4% in the same quarter last year and 2.5% in 3Q23, due to margin improvement initiatives we implemented in 2023. Approximately 25% of our auto volume in the fourth quarter generated FRLPC margins above 3.5%, and we see a path to elevate our newer partners to higher levels over time. Our single-family rental vertical is ramping up quickly as the result of our newly announced partnerships, but remains in early stages with an immaterial impact to our overall results. We remain confident about the growth potential of our Darwin platform, which adds diversification benefits to our growth, revenue and margin, with virtually no funding needs. Record 4Q23 FRLPC driven by increasing monetization of lending product fees $53M +$31M ($2M) ($7M) $76M 4Q22 FRLPC 4Q23 FRLPC Net AI Integration Capital Markets Execution Contract & Other ADJUSTED EBITDA As a result of the growth in FRLPC and disciplined cost management, we delivered record adjusted EBITDA of $34 million, up from negative $9 million last year and $28 million in the third quarter of 2023, with an adjusted EBITDA margin of 16%. Operating expenses, less share-based compensation, depreciation and one-time expenses (core operating expenses) declined 19% year-over-year to $51 million, down from $62 million as we continue to improve operating efficiency and reduce vendor- related expenses. Core operating expenses as a Adjusted EBITDA margin of 15.7% in 4Q23 All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

percentage of total revenue declined for the fifth consecutive quarter to 23% in 4Q23, even as we delivered another record quarter of network volume and total revenue.

This is our second consecutive quarter achieving an adjusted EBITDA margin above 10%, as well as our second consecutive quarter of positive GAAP operating income, which was $11 million in the fourth quarter, up from an operating loss of $27 million in the prior year period.

In FY23, adjusted EBITDA was $82 million, compared to negative $5 million in 2022.


Increasing monetization and operating leverage driving growing profitability
($9M)
(5%)
$2M
1%
$17M
9%
$28M
13%
$34M
16%
4Q22
1Q23
2Q23
3Q23
4Q23
Adjusted EBITDA
Adjusted EBITDA margin

NET INCOME

Net loss attributable to Pagaya was $14 million in the fourth quarter, a $20 million year-to-year improvement, primarily driven by our strong operating results. We reported our third consecutive quarter of positive adjusted net income, which excludes share-based compensation and other non-cash items such as fair value adjustments, of $12 million in the fourth quarter, an improvement of $16 million compared to the prior year.

In FY23, net loss attributable to Pagaya was $128 million, an improvement of $174 million year-over-year.

All comparisons are made versus the same period in 2022 unless otherwise stated.
Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.
15

16 Driving capital efficiency As we scale our network, we remain focused on effectively balancing profitable growth, liquidity and financial flexibility. Our ability to do this is underpinned by our unique 100% pre-funded model, allowing us to generate billions of dollars in network volume without warehousing assets that require months of seasoning on our balance sheet. We see significant benefits to this structure as it provides a higher level of flexibility and insulation from market dislocation, compared to a traditional funding model. We can choose to opportunistically utilize our balance sheet in different ways at different points in time to strengthen our funding capabilities and attract new investors to our network. We view this as an effective strategy, which in 2023 led to the successful execution of 15 ABS deals and the addition of 31 new investors. We expect to be able to capitalize on the momentum to further optimize our funding strategy. The scale we have achieved has become a key differentiator in our ability to explore new structuring and capital alternatives. As we move forward in 2024, we are seeing signs of investors’ risk appetites improving, reflected in positive price and demand dynamics for our most recent ABS structures. As of December 31, 2023, we had total cash of $223 million and investments in loans and securities of $717 million, reflecting our gross risk ownership holdings as an ABS sponsor. Our net holdings, after accounting for non-controlling interest of $106 million, amounted to $611 million, reflecting our current existing exposure for all deals completed between 2019 and 2023, which amounted to over $20 billion in total funding raised, or a ratio of 3.3%. As we continue to drive growth in a capital efficient way, we are pleased to have closed our recent $290 million credit facility with BlackRock, UBS O’Connor, JPMorgan Chase and others, reflecting a strong signal of confidence from the world’s leading financial institutions in our business and financial strategy. Moreover, this facility allows us to extend our corporate debt maturity from 2025 to 2029 and bolsters our liquidity and balance sheet strength, giving us fuel to execute our growth plan. $290M new credit facility to bolster our financial strength and fuel our growth >$20B funding raised since 2018 across 49 ABS transactions All comparisons are made versus the same period in 2022 unless otherwise stated. Please see pages 21 – 25 for reconciliations for non-GAAP financial measures.

17 2024 Financial Outlook In 2024, we expect to capitalize on our business momentum with a disciplined approach that prioritizes driving profitable growth and unlocking further liquidity, which we believe will put us on track to achieve net cash flow generation by early 2025. As a result, the key initiatives underlying our outlook are: • Deepening monetization of our lending product: to drive FRLPC growth by prioritizing our most profitable lending partner channels and elevating margins with our newer partners as we continue to demonstrate our value proposition. • Driving improved profitability with scale: with disciplined expense management to drive more flow-through of FRLPC growth to the bottom line and fund new investment in product development and network expansion, without meaningfully increasing our core operating expense base. • Executing efficient funding and capital alternatives, to strengthen our liquidity position and reduce the combined net cash outflow from investing and financing activities. Our first quarter and full year 2024 financial outlook is provided below: Network Volume $9.0B to $10.5B$2.2B to $2.4B 1Q24E FY24E Total Revenue & Other Income $925M to $1,050M$225M to $240M Adjusted EBITDA $150M to $190M$32M to $38M

18 Conference Call and Webcast Information The Company will hold a webcast and conference call today, February 21, 2024 at 8:30 a.m. Eastern Time. A live webcast of the call will be available via the Investor Relations section of the Company’s website at investor.pagaya.com. To listen to the live webcast, please go to the site at least five minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Shortly before the call, the accompanying materials will be made available on the Company’s website. Shortly after the call, a replay of the webcast will be available for 90 days on the Company’s website. The conference call can also be accessed by dialing 1-877-407-9208 or 1-201-493-6784. The telephone replay can be accessed by dialing 1-844-512-2921 or 1-412-317-6671 and providing the conference ID# 13743371. The telephone replay will be available starting shortly after the call until Wednesday, March 6, 2024. A replay will also be available on the Investor Relations website following the call. About Pagaya Technologies Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide, as it reshapes the financial services ecosystem. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com. INVESTORS & ANALYSTS Jency John Head of Investor Relations ir@pagaya.com MEDIA & PRESS Emily Passer Head of PR & External Communications ir@pagaya.com

19 Cautionary Note About Forward-Looking Statements This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “con- tinue,” “can,” “could,” “estimate,” “expect,” “intend,” “may,” “opportunity,” “future,” “strategy,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. All statements other than state- ments of historical fact are forward-looking statements, including statements regarding: The Company’s strategy and future operations, including the Company’s ability to continue to deliver consistent results for its lending partners and investors; the Company’s ability to continue to drive sustainable gains in profitability; the Company’s ability to achieve continued momentum in its business; the Company’s ability to achieve positive net cash flow by 2025; and the Company’s financial outlook for Network Volume, Total Revenue and Other Income and Adjust- ed EBITDA for the full year 2024. These forward-looking statements involve known and unknown risks, uncertain- ties and other important factors that may cause the Com- pany’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-look- ing statements. Risks, uncertainties and assumptions include factors relating to: the Company’s ability to attract new partners and to retain and grow its relationships with existing partners to support the underlying investment needs for its securitizations and funds products; the need to maintain a consistently high level of trust in its brand; the concentration of a large percentage of its investment revenue with a small number of partners and platforms; its ability to sustain its revenue growth rate or the growth rate of its related key operating metrics; its ability to improve, operate and implement its technology, its existing funding arrangements for the Company and its affiliates that may not be renewed or replaced or its existing funding sources that may be unwilling or unable to provide funding to it on terms acceptable to it, or at all; the performance of loans facilitated through its model; changes in market interest rates; its securitizations, warehouse credit facility agree- ments; the impact on its business of general economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions, exchange rate fluctu- ations and labor shortages; the effect of and uncertain- ties related to public health crises such as the COVID-19 pandemic (including any government responses thereto); geopolitical conflicts such as the war in Israel; its ability to realize the potential benefits of past or future acquisitions; anticipated benefits and savings from our recently an- nounced reduction in workforce; changes in the political, legal and regulatory framework for AI technology, machine learning, financial institutions and consumer protection; the ability to maintain the listing of our securities on NAS- DAQ; the financial performance of its partners, and fluctu- ations in the U.S. consumer credit and housing market; its ability to grow effectively through strategic alliances; sea- sonal fluctuations in our revenue as a result of consumer spending and saving patterns; pending and future litiga- tion, regulatory actions and/or compliance issues includ- ing with respect to the merger with EJF Acquisition Corp.; and other risks that are described in and the Company’s Form 20-F filed on April 20, 2023 and subsequent filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s views with respect to future events as of the date hereof and are based on assumptions and subject to risks and uncertain- ties. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. The forward-looking statements are made as of the date here- of, reflect the Company’s current beliefs and are based on information currently available as of the date they are made, and the Company assumes no obligation and does not intend to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures Some of the unaudited financial information and data contained in this press release and Form 6-K, such as Fee Revenue Less Production Costs (“FRLPC”), FRLPC Margin, Adjusted EBITDA and Adjusted Net Income (Loss), have not been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). To supplement the unaudited consolidated financial

20 statements prepared and presented in accordance with U.S. GAAP, management uses the non-GAAP financial measures FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. Management believes these non-GAAP measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods. Howev- er, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by U.S. GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial mea- sures should be viewed as supplementing, and not as an alternative or substitute for, our unaudited consolidated fi- nancial statements prepared and presented in accordance with U.S. GAAP. To address these limitations, management provides a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders and a calculation of FRLPC and FRLPC Margin. Management encourages investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjust- ed Net Income (Loss) and Adjusted EBITDA in conjunction with its respective related GAAP financial measures. Non-GAAP financial measures include the following items: Fee Revenue Less Production Costs (“FRLPC”) is defined as revenue from fees less production costs. FRLPC Mar- gin is defined as FRLPC divided by Network Volume. Adjusted Net Income (Loss) is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including cred- it-related charges, restructuring expenses, transaction-re- lated expenses, and non-recurring expenses associated with mergers and acquisitions. Adjusted EBITDA is defined as net income (loss) attribut- able to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit-related charges, restructuring expenses, transaction-related ex- penses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and income tax expense (benefit). These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. We believe FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our busi- ness performance. Moreover, we have included FRLPC, FRLPC Margin, Adjusted Net Income (Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with U.S. GAAP and may be different from similarly titled non-GAAP financial measures used by other companies. The tables below provide reconciliations of Adjusted EBITDA to Net Loss Attributable to Pagaya Technologies Ltd., its most directly comparable U.S. GAAP amount. In addition, Pagaya provides outlook for the fiscal year 2024 on a non-GAAP basis. The Company cannot recon- cile its expected Adjusted EBITDA to expected Net Loss Attributable to Pagaya under “Full-Year 2024 Outlook” without unreasonable effort because certain items that impact net income (loss) and other reconciling items are out of the Company’s control and/or cannot be reason- ably predicted at this time, which unavailable information could have a significant impact on the Company’s U.S. GAAP financial results.

Consolidated Statements of Operations (Unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
(In thousands, except share and per share data)	2023	2022	2023	2022
Revenue				
Revenue from fees	$ 210,428	$ 178,173	$ 772,814	$ 685,414
Other Income				
Interest income	7,783	14,631	38,748	57,758
Investment income (loss)	(167)	86	489	5,756
Total Revenue and Other Income	218,044	192,890	812,051	748,928
Production costs	134,482	124,709	508,944	451,084
Technology, data and product development[1]	17,550	23,554	74,383	150,933
Sales and marketing[1]	9,576	13,974	49,773	104,203
General and administrative[1]	45,784	57,350	203,351	294,213
Total Costs and Operating Expenses	207,392	219,587	836,451	1,000,433
Operating Income (Loss)	10,652	(26,697)	(24,400)	(251,505)
Other income (expense), net	(25,633)	(34,715)	(156,768)	(24,869)
Income (Loss) Before Income Taxes	(14,981)	(61,412)	(181,168)	(276,374)
Income tax expense (benefit)	5,056	(9,204)	15,571	16,400
Net Income (Loss) Including Noncontrolling Interests	(20,037)	(52,208)	(196,739)	(292,774)
Less: Net income (loss) attributable to noncontrolling interests	(5,619)	(18,210)	(68,301)	9,547
Net Loss Attributable to Pagaya Technologies Ltd.	$ (14,418)	$ (33,998)	$ (128,438)	$ (302,321)
Per share data:				
Net loss attributable to Pagaya Technologies Ltd. shareholders	$ (14,418)	$ (33,998)	$ (128,438)	$ (302,321)
Less: Undistributed earnings allocated to participated securities	—	—	—	(12,205)
Net loss attributable to Pagaya Technologies Ltd. ordinary shareholders	$ (14,418)	$ (33,998)	$ (128,438)	$ (314,526)
Net loss per share:				
Basic and Diluted	$ (0.02)	$ (0.05)	$ (0.18)	$ (0.69)
Net loss per share (pro-form post Reserve Stock Split)[3]				
Basic and Diluted	$ (0.24)	$ (0.59)	$ (2.14)	$ (8.22)
Non-GAAP adjusted net income (loss)[2]	$ 12,389	$ (3,683)	$ 16,556	$ (32,664)
Non-GAAP adjusted net income (loss) per share:				
Basic	$ 0.02	$ (0.01)	$ 0.02	$ (0.07)
Diluted	$ 0.02	$ (0.01)	$ 0.02	$ (0.07)
Non-GAAP adjusted net income (loss) per share (pro-forma post Reverse Stock Split)[3]				
Basic	$ 0.20	$ (0.06)	$ 0.28	$ (0.85)
Diluted	$ 0.20	$ (0.06)	$ 0.27	$ (0.85)
Weighted average shares outstanding:				
Basic	735,509,992	688,165,887	720,466,726	459,044,846
Diluted	757,607,624	697,441,165	740,322,318	699,631,838
Weighted average shares outstanding (pro-forma post Reverse Stock Split)[3]				
Basic	61,292,498	57,347,157	60,038,893	38,253,737
Diluted	63,133,967	58,120,097	61,693,526	58,302,653

21

22 (1) The following table sets forth share-based compensation for the periods indicated below: Three Months Ended December 31, Year Ended December 31, 2023 2022 2023 2022 Technology, data and product development $ 3,460 $ 4,886 $ 12,375 $ 81,337 Selling and marketing 2,237 3,843 13,216 58,377 General and administrative 8,046 9,953 45,464 101,975 Total $ 13,743 $ 18,682 $ 71,055 $ 241,689 (2) See “Reconciliation of Non-GAAP Financial Measures.” (3) Weighted average shares outstanding used in the computation of basic and diluted earnings (loss) per share have been adjusted to give effect to the 1-for-12 Reverse Stock Split that was approved by shareholders on February 15, 2024.

23 December 31, 2023 December 31, 2022 (In thousands) Assets Current assets: Cash and cash equivalents $ 186,478 $ 309,793 Restricted cash 16,874 22,539 Fees and other receivables 79,526 59,219 Investments in loans and securities 2,490 1,007 Prepaid expenses and other current assets 16,261 27,258 Income tax receivable 1,773 — Total current assets 303,402 419,816 Restricted cash 19,189 4,744 Fees and other receivables 34,181 38,774 Investments in loans and securities 714,303 462,969 Equity method and other investments 26,383 25,894 Right-of-use assets 55,729 61,077 Property and equipment, net 41,557 31,663 Goodwill 10,945 — Intangible assets 2,550 — Prepaid expenses and other assets 137 142 Total non-current assets 904,974 625,263 Total Assets $ 1,208,376 $ 1,045,079 Liabilities and Shareholders’ Equity Current liabilities: Accounts payable 1,286 1,739 Accrued expenses and other liabilities 28,562 49,496 Operating lease liability - current 6,931 8,530 Secured borrowing - current 37,685 61,829 Income taxes payable - current 461 6,424 Total current liabilities 74,925 128,018 Non-current liabilities: Warrant liability 3,242 1,400 Revolving credit facility 90,000 15,000 Secured borrowing - non-current 234,028 77,802 Operating lease liability - non-current 43,940 49,097 Income taxes payable - non-current 22,135 7,771 Deferred tax liabilities, net - non-current 107 568 Total non-current liabilities 393,452 151,638 Total Liabilities 468,377 279,656 Redeemable convertible preferred shares 74,250 — Shareholders’ equity: Additional paid-in capital 1,101,914 968,432 Accumulated other comprehensive income (loss) 444 (713) Accumulated deficit (542,637) (414,199) Total Pagaya Technologies Ltd. shareholders’ equity 559,721 553,520 Noncontrolling interests 106,028 211,903 Total shareholders’ equity 665,749 765,423 Total Liabilities, Redeemable Convertible Preferred Shares, and Shareholders’ Equity $ 1,208,376 $ 1,045,079 Consolidated Statements of Financial Position $ $

24 Year Ended December 31, (In thousands) 2023 2022 Cash flows from operating activities Net loss including noncontrolling interests $ (196,739) $ (292,774) Adjustments to reconcile net income (loss) to net cash used in operating activities: Equity method income (loss) (488) (5,756) Depreciation and amortization 19,127 6,294 Share-based compensation 71,055 241,689 Fair value adjustment to warrant liability 1,842 (11,088) Issuance of ordinary shares related to commitment shares — 1,000 Impairment loss on available-for-sale debt securities 134,510 15,007 Loss on loans held-for-investment — 10,651 Other than temporary impairment of investments in loans and securities — 33,704 Write-off of capitalized software 2,475 3,209 Tax benefit related to release of valuation allowance (1,162) — Gain on foreign exchange (1,320) — Change in operating assets and liabilities: Fees and other receivables (20,740) (46,453) Deferred tax assets, net — 5,681 Deferred tax liabilities, net (461) 568 Prepaid expenses and other assets 12,912 (23,227) Right-of-use assets 3,854 7,742 Accounts payable (448) (9,841) Accrued expenses and other liabilities (17,770) 32,403 Operating lease liability (3,712) (11,192) Income tax receivable / payable 6,642 2,383 Net cash provided by (used in) operating activities 9,577 (40,000) Cash flows from investing activities Proceeds from the sale/maturity/prepayment of: Investments in loans and securities 172,061 112,897 Short-term deposits — 5,020 Equity method and other investments — 453 Cash and restricted cash acquired from Darwin Homes, Inc. 1,608 — Payments for the purchase of: Investments in loans and securities (566,173) (355,633) Property and equipment (20,189) (22,406) Equity method and other investments — (5,750) Net cash used in investing activities (412,693) (265,419) Cash flows from financing activities Proceeds from sale of ordinary shares in connection with the Business Combination and PIPE Investment, net of issuance costs — 291,872 Proceeds from issuance of redeemable convertible preferred shares, net 74,250 — Proceeds from secured borrowing 338,472 139,413 Proceeds received from noncontrolling interests 19,955 105,469 Proceeds from revolving credit facility 130,000 42,100 Proceeds from exercise of stock options 4,334 1,617 Proceeds from issuance of ordinary shares from the Equity Financing Purchase Agreement 27,892 — Distributions made to noncontrolling interests (43,767) (77,764) Payments made to revolving credit facility (55,000) (27,100) Payments made to secured borrowing (206,390) (37,687) Settlement of share-based compensation in satisfaction of tax withholding requirements (650) — Net cash provided by financing activities 289,096 437,920 Effect of exchange rate changes on cash, cash equivalents and restricted cash (515) — Net increase (decrease) in cash, cash equivalents and restricted cash (114,535) 132,501 Cash, cash equivalents and restricted cash, beginning of period 337,076 204,575 Cash, cash equivalents and restricted cash, end of period $ 222,541 $ 337,076 Consolidated Statements of Cash Flows (Unaudited)

Reconciliation of Non-GAAP Financial Measures (Unaudited)

($ in thousands, unless otherwise noted)	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022
Net Loss Attributable to Pagaya Technologies Ltd.	**$ (14,418)**	**$ (33,998)**	**$ (128,438)**	**$ (302,321)**
Adjusted to exclude the following:				
Share-based compensation	13,743	18,682	71,055	241,689
Fair value adjustment to warrant liability	(1,921)	(1,680)	1,842	(11,088)
Impairment loss on certain investments	12,603	8,836	52,381	8,836
Write-off of capitalized software	3	3,209	1,938	3,209
Restructuring expenses	—	—	5,450	—
Transaction-related expenses	1,656	—	6,153	—
Non-recurring expenses	723	1,268	6,175	27,011
Adjusted Net Income (Loss)	**$ 12,389**	**$ (3,683)**	**$ 16,556**	**$ (32,664)**
Adjusted to exclude the following:				
Interest expenses	10,808	1,716	30,740	5,136
Income tax expense (benefit)	5,056	(9,204)	15,571	16,400
Depreciation and amortization	5,966	2,217	19,155	6,294
Adjusted EBITDA	**$ 34,219**	**$ (8,954)**	**$ 82,022**	**$ (4,834)**

($ in thousands, unless otherwise noted)	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022
Fee Revenue Less Production Costs (FRLPC):				
Revenue from fees	$ 210,428	$ 178,173	$ 772,814	$ 685,414
Production costs	134,482	124,709	508,944	451,084
Fee Revenue Less Production Costs (FRLPC)	**$ 75,946**	**$ 53,464**	**$ 263,870**	**$ 234,330**
Fee Revenue Less Production Costs Margin (FRLPC Margin):				
Fee Revenue Less Production Costs (FRLPC)	$ 75,946	$ 53,464	$ 263,870	$ 234,330
Network Volume (in millions)	2,380	1,786	8,299	7,307
Fee Revenue Less Production Costs Margin (FRLPC Margin)	**3.2%**	**3.0%**	**3.2%**	**3.2%**

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